Exhibit 99.1

December 11, 2012

The Manager-Listing

Bombay Stock Exchange Limited

Phiorze Jeejeebhoy Towers, Dalal Street

Mumbai 400 001

The Manager-Listing

National Stock Exchange of India Limited

Exchange Plaza, Bandra Kurla Complex, Bandra East

Mumbai 400 051

Dear Sir

Sub: Approval from the Securities and Exchange Board of India

Pursuant to Clause 36 of the Listing Agreement, please take note of the following:

Further to our communication on November 1, 2012 informing Demerger proposal as approved by the Board of Directors of Wipro Limited, we are informing you that the Securities and Exchange Board of India has approved the proposal for achieving compliance with minimum public shareholding requirement under Clause 40A of the Listing Agreement pursuant to the Scheme of Demerger including the tender offer therein.

Thanking you

Yours faithfully

For Wipro Limited

V Ramachandran

Company Secretary

Regd Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore - 560 035 India. Tel +91-80-2844 0011-15 Fax: +91-80-2844 0054